Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 1 to the Registration Statement on Form S-1 and related prospectus of our report dated June 17, 2022, with respect to the carve-out consolidated financial statements of Peak Bio Co., Ltd. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021 (which report includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern), and to the reference to us under the heading “Experts” in the prospectus which is part of this Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

January 4, 2023